October 18, 2011

Dear Fellow Owners:

Our economy is in a deep hole. The pundits tell us that when you have dug a hole deeper than your head the first thing to do is to stop digging.

People with skin in the game are more likely to say --- “Before you dig, get a ladder”.  As you may have noted over the years our Board shares the risks and rewards of ownership of Bowl America with all of you. Our ladder has been designed to protect as well as possible every owner of the Company.

Debt can create the risk of bankruptcy. We have no debt. It has been over 20 years since we paid off our last mortgage.

Rent in a troubled economy can be as dangerous as debt.   We own the land and buildings at 17 of our 19 bowling centers. In addition to the security that provides, the cost savings when compared with rent are significant.

If Bowl America were a renter without significant financial reserves we would at best be a smaller company today. Perhaps more importantly we would not be as prepared to capture the opportunities that will be available when the people that dug this deep hole stop digging.

Because that event is beyond our control, we must remain highly flexible in our evaluation of the future business environment, but always bear in mind the importance of a sound ladder.

Thank you for letting me share that sound ladder with you!

Regards,

s/sLeslie H. Goldberg, President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    The Company views a strong financial position as a major benefit to shareholders and emphasizes payment of dividends as part of its financial plan.  A portion of earnings has consistently been invested to create a reserve to protect the Company in downturns in business, to capitalize on opportunities for expansion and modernization and to provide a secure source of income.  For these reasons, the Company prefers a conservative approach to investing rather than taking greater risk for possible rapid growth.  The Company balances market volatility by using both fixed income and equity investments in managing its reserve funds.  Any equity security is subject to price fluctuation, however, the stocks held by the Company have relatively low volatility.  The Company has long been invested in a Government National Mortgage Association (“Ginnie Mae”) fund and domestically domiciled stocks with the perceived potential of appreciation, primarily telecommunications stocks.  This diversity also provides a measure of safety of principal.

    Common stocks in our portfolio have come from spin-offs, mergers and acquisitions of AT&T and United Telecommunications (now Sprint) purchased in 1979 and 1984.  While not all stocks in the portfolio are domestic American companies any longer, since the original purchases at an approximate cost of $630,000, we have received approximately $962,000 from mergers and sales and over $2,900,000 in dividends, the majority of which are tax favored in the form of exclusion from federal taxable income.  These marketable securities are carried at their fair value on the last day of the year.  The value of the securities on July 3, 2011 was approximately $4.2 million, an increase of approximately $900,000 from June 27, 2010.

    Short-term investments consisting mainly of Certificates of Deposits, cash and cash equivalents totaled $8,660,000 at the end of fiscal 2011 compared to $9,716,000 at the end of fiscal 2010.

    The Company's position in all the above investments is a source of expansion capital.    Potential volatility in the trading prices of the marketable securities held by the Company could impact the Company’s opportunities for expansion.  The Board of Directors reviews the portfolio weekly and any use of this reserve at its quarterly meetings.

    Cash flow provided by operating activities for the year ended July 3, 2011, was $3,529,000.  Equipment purchases during fiscal year 2011 used approximately $1,163,000 and short-term cash was used to meet the balance required to pay dividends totaling $3,242,593.

    The changes in the categories of Accounts Payable and Accrued Expenses generally relate to timing of payments including compensation and cash contribution to a benefit plan.

    The Company has made no application for third party funding as cash and cash flows are sufficient to finance all contemplated purchases and to meet short-term purchase commitments and operating lease commitments.

    The Company paid cash dividends totaling approximately $3.2 million, or $.63 per share to shareholders during the 2011 fiscal year, making this the thirty-ninth consecutive year of increased regular dividends per share.  In June 2011, the Company declared a quarterly $.16 per share dividend, paid in August 2011.  The uncertain economic climate may require a review by the directors of future estimates of cash flows.  The Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of future opportunities at such time.

OVERVIEW

    The Company is in the entertainment business which, by its nature, has ups and downs based on consumer tastes and whims.  Generally, promotional and open play bowling which depends on the public’s discretionary budget dollars and their choices, accounts for more than half of our business.  An unstable economy can lead many to participate in entertainment that is close to home and relatively inexpensive.  Bowling has those advantages.  However, the longer the economy remains unstable, the less willing people are to spend on other than necessities.  Current economic conditions continue to create challenges, but our response is helped by having the resources to be able to promote the sport.  Weather is also a factor, especially for casual bowlers.  While extreme heat or rainy weather prompt people to look for indoor activities, heavy snow storms can keep customers from reaching the centers.  Postponed league games are made up later in the season, but lost open play income is never recovered.

RESULTS OF OPERATIONS

     Fiscal year 2011 consisted of 53 weeks with the extra week reported in the fourth quarter.  Fiscal 2010 consisted of 52 weeks.  All revenue and expense categories and comparisons in this report are influenced by the difference in the number of weeks in operation.  Nineteen centers were in operation throughout both years.

     Management believes that the persistent uncertainty of the economic recovery has adversely affected customers’ appetites for recreational spending for both league and open play games.  In fiscal 2010 the combination of major snow storms in our northern market areas during the height of the open play bowling season and the negative economic climate was the primary cause of the decline in net earnings.  The Company continues to review and adjust its budget in light of the current economic conditions.

     The following table sets forth the items in our consolidated summary of operations for the fiscal years ended July 3, 2011 and June 27, 2010, respectively, and the dollar and percentage changes therein.

	Fifty-three weeks ended July 3, 2011
	and Fifty-two weeks ended June 27, 2010
	Dollars in thousands
	2011	2010	Change	% Change
Operating Revenues:
Bowling and other	$18,722	$19,110	$(388)	(2.0)%
Food, beverage & merchandise sales	7,782	7,974	(192)	(2.4)
Gain (loss) on sales of assets	14	43	(29)	(67.4)
	26,518	27,127	(609)	(2.2)
Operating Expenses:
Compensation & benefits	12,588	12,543	45	.4
Cost of bowling & other	7,400	7,452	(52)	( .7)
Cost of food, beverage & merch sales	2,224	2,216	8	.4
Depreciation & amortization	1,549	1,687	(138)	(8.2)
General & administrative	965	896	69	7.7
	24,726	24,794	(68)	(.3)

Operating Income	1,792	2,333	(541)	(23.2)

Interest & dividend income	580	530	50	9.4

Earnings before taxes	2,372	2,863	(491)	(17.1)
Income taxes	815	1,012	(197)	(19.5)

Net Earnings	$1,557	$1,851	$(294)	(15.9)

Operating Revenues

   Total operating revenue decreased $609,000 to $26.5 million in fiscal 2011 compared to a decrease of $2,584,000 to $27.1 million in fiscal 2010.  Bowling and other revenue decreased $388,000 in fiscal 2011 versus a decrease of $1,928,000 in fiscal 2010.  Food, beverage and merchandise sales decreased $192,000 in fiscal 2011 versus a decrease of $700,000 in fiscal 2010.

Operating Expenses

    As discussed in more detail below, total operating expenses decreased 0.3%, or $68,000, in fiscal year 2011 versus a decrease of 3.5%, or $902,000 in fiscal 2010.  Costs for employee compensation and benefits were up 0.4% or $45,000 in fiscal 2011 versus a decrease of 6.1% or $813,000 in fiscal 2010.  Scheduling adjustments in both years resulted in decreases in compensation, however higher company contributions to group health insurance benefit in fiscal 2011 were the cause of the increased expense in the current year.  This category includes contributions to our two benefit plans, both of which are defined contribution plans.  There is no additional obligation beyond the current year contribution.

    Cost of bowling and other services decreased $52,000 or 0.7% in the year ended July 3, 2011 versus an increase of $19,000 in the prior fiscal year.  In fiscal year 2011, maintenance expense was down 5% or $49,000 and included interior updating at several locations.  Fiscal 2010 showed an increase of 17%, or $161,000, as a result of the cost of snow removal.  Supplies expense increased 3% or $31,000 in fiscal 2011 partially the result of increased use of computer related products.  The prior year showed a decline of 6%, or $61,000.  Advertising costs increased $110,000, or 13%, in fiscal 2011 and $105,000 or 14% in fiscal 2010.  Both years included aggressive multi-media campaigns.  Utility costs decreased 1% in fiscal 2011 versus a decrease of 9% in fiscal 2010 when electrical fixtures were upgraded.

    Cost of food, beverage and merchandise sales increased 8,000 or .4% primarily due to lower profit margin on merchandise sales.  The same category declined 11.5% in fiscal 2010 due to lower sales and tighter inventory control.

    Depreciation expenses decreased approximately 8% and 2% in fiscal year 2011 and 2010 respectively, as some large assets reached full depreciation.

    Operating income in fiscal 2011 decreased 23.2% from $2.3 million in fiscal 2010 to $1.8 million.

Interest and Dividend Income

    Interest and dividend income increased 9.4% in fiscal 2011 due to increased dividends on our stock portfolio.  In addition, the Ginnie Mae fund sold more of its portfolio in the current year than in prior years resulting in the receipt of additional income.  In fiscal 2010 the decline in interest income, due primarily to lower interest rates on investments, resulted in a drop of 21.9% in this category.

Income taxes

    Effective income tax rates for the Company were 34.4% for fiscal 2011 and 35.3% for fiscal 2010, the difference from statutory rates being primarily for the partial exclusion of dividends received on investments.

Net Earnings

    Net earnings in fiscal 2011 were $1.6 million, or $.30 per share, compared to $1.9 million, or $.36 per share in fiscal 2010.

CRITICAL ACCOUNTING POLICIES

    We have identified accounting for marketable investment securities as a critical accounting policy due to the significance of the amounts included in our balance sheet.  The Company exercises judgment in determining the classification of its investment securities as available-for-sale and in determining their fair value.  The Company records these investments at their fair value based on quoted market prices with the unrealized gain or loss recorded in accumulated other comprehensive income, a component of stockholders' equity, net of deferred taxes.  Additionally, from time to time the Company must assess whether write-downs are necessary for other than temporary declines in value.

    We have identified accounting for the impairment of long-lived assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment.  The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable.  In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets.  An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Selected Financial Data

	For the Years Ended
	July 3,	June 27,	June 28,	June 29,	July 1,
	2011	2010	2009	2008	2007
Operating revenues	$26,517,850	$27,127,073	$29,710,743	$29,349,214	$31,989,893
Operating expenses	24,725,442	24,793,942	25,696,315	24,990,753	26,481,388
Interest and dividend income	579,960	529,845	679,287	811,205	863,983
Investment earnings (loss)	-	-	-	267,237	(3,613)
Earnings before provision for income taxes	2,372,368	2,862,976	4,693,715	5,436,903	6,368,875
Provision for income taxes	815,439	1,012,264	1,636,433	1,902,363	2,179,932
Net earnings	$1,556,929	$1,850,712	$3,057,282	$3,534,540	$4,188,943

Weighted average shares outstanding- Basic & Diluted	5,147,117	5,141,102	5,133,375	5,135,693	5,136,499

Earnings per share- Basic & Diluted	$.30	$.36	$.60	$.69	$.82

Net cash provided by operating activities	$3,529,193	$2,944,882	$6,502,922	$3,499,703	$6,101,075

Cash dividends paid	$3,242,593	$3,187,444	$3,105,700	$3,543,631	$2,927,853
Cash dividends paid Per share	$0.63	$0.62	$0.605	$0.69	$0.57
	$0.63	$0.62	$0.605	$0.69	$0.57

Total assets	$40,917,762	$41,410,343	$42,966,669	$44,056,750	$45,834,730

Stockholders' equity	$35,301,391	$36,403,807	$37,579,197	$38,214,963	$39,337,237

Net book value per share	$6.85	$7.07	$7.31	$7.44	$7.66

Net earnings as a % of beginning stock holders' equity	4.3%	4.9%	8.0%	9.0%	11.3%

Lanes in operation	756	756	756	756	756
Centers in operation	19	19	19	19	19

Market Information

    The principal market on which the Company's Class A Common Stock is traded is the NYSE Amex.  The Company's Class B Common Stock is not listed on any exchange and is not traded.  This stock can be converted to Class A Common Stock at any time.

    The table below presents the high and low sales price range of the Company's Class A Common Stock in each quarter of fiscal years 2011 and 2010.

2011	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

High	$15.45	$13.61	$13.63	$13.50
Low	$10.87	$11.54	$12.40	$12.00

2010	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

High	$14.44	$16.50	$14.49	$13.87
Low	$12.01	$10.50	$12.56	$12.11

Holders

    As of July 3, 2011, the approximate number of holders of record of the Company's Class A Common Stock was 327 and of the Company's Class B Common Stock was 24.

Cash Dividends

    The table below presents the quarterly cash dividends per share of Class A Common Stock and Class B Common Stock paid, and the quarter in which the payment was made during fiscal 2011 and 2010.

Class A Common Stock
Quarter	2011	2010

First	15.5 cents	15.5 cents
Second	15.5 cents	15.5 cents
Third	16 cents	15.5 cents
Fourth	16 cents	15.5 cents

Class B Common Stock
Quarter	2011	2010

First	15.5 cents	15.5 cents
Second	15.5 cents	15.5 cents
Third	16 cents	15.5 cents
Fourth	16 cents	15.5 cents

CONSOLIDATED BALANCE SHEETS

	As of
	July 3,	June 27,
	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$2,361,846	$2,579,487
Short-term investments (Note 3)	6,297,822	7,136,584
Inventories	480,318	520,372
Prepaid expenses and other	701,711	439,744
Income taxes refundable	275,847	634,787
TOTAL CURRENT ASSETS	10,117,544	11,310,974
LAND, BUILDINGS & EQUIPMENT, net (Note 4)	22,581,314	22,975,778
OTHER ASSETS:
Marketable investment securities (Note 3)	7,538,332	6,466,885
Cash surrender value-life insurance	594,792	568,626
Other	85,780	88,080
TOTAL OTHER ASSETS	8,218,904	7,123,591
TOTAL ASSETS	$40,917,762	$41,410,343

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$666,784	$701,209
Accrued expenses	1,224,237	1,036,225
Dividends payable	824,235	797,781
Other current liabilities	302,394	292,920
Current deferred income taxes (Note 7)	53,311	61,563
TOTAL CURRENT LIABILITIES	3,070,961	2,889,698
LONG-TERM DEFERRED COMPENSATION	43,701	47,675
NONCURRENT DEFERRED INCOME TAXES (Note 7)	2,501,709	2,069,163
TOTAL LIABILITIES	5,616,371	5,006,536

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (Note 8)
Preferred stock, par value $10 a share:
Authorized and unissued,
2,000,000 shares	-	-
Common stock, par value $.10 a share:
Authorized, 10,000,000 shares
Class A issued and outstanding 3,683,009 and 3,678,509	368,301	367,851
Class B issued and outstanding 1,468,462	146,846	146,846
Additional paid-in capital	7,727,264	7,672,094
Accumulated other comprehensive earnings-
Unrealized gain on available-for-sale
securities, net of tax	2,282,954	1,728,872
Retained earnings	24,776,026	26,488,144
TOTAL STOCKHOLDERS'EQUITY	35,301,391	36,403,807

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	$40,917,762	$41,410,343

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

  CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

	For the Years Ended
	July 3,	June 27,
	2011	2010
Operating Revenues:
Bowling and other	$18,721,460	$19,109,668
Food, beverage and merchandise sales	7,782,203	7,974,228
Gain on sale of land, buildings and equipment	14,187	43,177
Total Operating Revenue	26,517,850	27,127,073

Operating Expenses:
Employee compensation and benefits	12,588,313	12,543,436
Cost of bowling and other services	7,400,000	7,452,046
Cost of food, beverage and merchandise sales	2,223,613	2,215,625
Depreciation and amortization	1,549,166	1,687,150
General and administrative	964,350	895,685
Total Operating Expense	24,725,442	24,793,942

Operating Income	1,792,408	2,333,131
Interest and dividend income	579,960	529,845

Earnings before provision for income
Taxes	2,372,368	2,862,976
Provision for income taxes (Note 7)
Current	732,186	1,127,883
Deferred	83,253	(115,619)
	815,439	1,012,264

Net Earnings	$1,556,929	$1,850,712

Earnings per share-basic & diluted	$.30	$.36

Weighted average shares outstanding	5,147,117	5,141,102

Dividends paid	$3,242,593	$3,187,444

Per share, dividends paid, Class A	$.63	$.62

Per share, dividends paid, Class B	$.63	$.62

Net Earnings	$1,556,929	$1,850,712
Other comprehensive earnings- net of tax
Unrealized gain on available-for–sale
securities net of tax of
$341,043 and $52,548	554,082	85,375

Comprehensive earnings	$2,111,011	$1,936,087

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK					Accumulated
	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Other Comprehensive Earnings	Retained Earnings
Balance, June 28, 2009	3,672,615	$367,261	1,468,462	$146,846	$7,594,615	$1,643,497	$27,826,978
Purchase of stock	(106)	(10)	-	-	(161)	-	(1,189)
Shares issued for ESOP	6,000	600	-	-	77,640	-	-
Cash dividends paid	-	-	-	-	-	-	(2,390,576)
Accrued dividends declared
June 12, 2010, payable
August 4, 2010	-	-	-	-	-	-	(797,781)
Change in unrealized gain on
available-for-sale securities
(shown net of tax benefit)	-	-	-	-	-	85,375	-
Net earnings for the year	-	-	-	-	-	-	1,850,712
Balance, June 27, 2010	3,678,509	$367,851	1,468,462	$146,846	$7,672,094	$1,728,872	$26,488,144
Shares issued for ESOP	4,500	450	-	-	55,170	-	-
Cash dividends paid	-	-	-	-	-	-	(2,444,812)
Accrued dividends declared
June 21, 2011, payable
August 17, 2011	-	-	-	-	-	-	(824,235)
Change in unrealized gain on available-for-sale securities (shown net of tax)	-	-	-	-	-	554,082	-
Net earnings for the year	-	-	-	-	-	-	1,556,929
Balance, July 3, 2011	3,683,009	$368,301	1,468,462	$146,846	$7,727,264	$2,282,954	$24,776,026

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	July 3,	June 27,
	2011	2010
Cash Flows From Operating Activities
Net earnings	$1,556,929	$1,850,712
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,549,166	1,687,150
Increase (decrease) in deferred income tax	83,251	(115,619)
Gain on disposition of assets-net	(14,187)	(43,177)
Stock issuance – ESOP plan	55,620	78,240
Changes in assets and liabilities
Decrease (increase) in inventories	40,054	(10,479)
(Increase) decrease in prepaid and other	(261,967)	13,263
Decrease (increase) in income taxes refundable	358,940	(208,130)
Decrease in other long-term assets	2,300	11,700
Decrease in accounts payable	(34,425)	(216,086)
Increase (decrease) in accrued expenses	188,012	(49,475)
Increase (decrease) increase in other current liabilities	9,474	(49,484)
Decrease in long-term deferred compensation	(3,974)	(3,733)

Net cash provided by operating activities	3,529,193	2,944,882

Cash Flows From Investing Activities
Expenditures for land, building and equipment	(1,163,265)	(942,214)
Sale of assets	22,750	43,383
Net sales and maturities of short-term investments	838,762	423,611
Purchases of marketable securities	(176,322)	(134,693)
Increase in cash surrender value	(26,166)	(26,490)

Net cash used in investing activities	(504,241)	(636,403)

Cash Flows From Financing Activities
Payment of cash dividends	(3,242,593)	(3,187,444)
Purchase of Class A Common Stock	-	(1,360)

Net cash used in financing activities	(3,242,593)	(3,188,804)

Net (Decrease) increase in Cash and Equivalents	(217,641)	(880,325)

Cash and Equivalents, Beginning of period	2,579,487	3,459,812

Cash and Equivalents, End of period	$2,361,846	$2,579,487

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:
Income taxes	$373,246	$1,333,544

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

    Bowl America Incorporated is engaged in the operation of 19 bowling centers, with food and beverage service in each center.  Ten centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida.  These 19 centers contain a total of 756 lanes. The Company operates in one segment.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiary corporations.  All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year

    The Company's fiscal year ends on the Sunday nearest to June 30.  Fiscal year 2011 ended July 3, 2011, and consisted of 53 weeks.  Fiscal year 2010 ended  June 27, 2010 and consisted of 52 weeks.

Subsequent Events

    The Company has evaluated subsequent events through the time of filing these financial statements with the Securities and Exchange Commission on September 28, 2011.

Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.  Significant estimates include the deferred compensation liability for executives and key employees including survivor benefits, depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.

Revenue Recognition

    The Company records revenue for fees charged for use of bowling lanes and other facilities at the time the services are provided.  Food, beverage and merchandise sales are recorded as revenue at the time the product is given to the customer.

Depreciation and Amortization

    Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method.  Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter.  The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

Bowling lanes and equipment	3-10 years
Building and building improvements	10-39 years
Leasehold improvements	5-10 years
Amusement games	3-5 years

    Maintenance and repairs and minor replacements are charged to expense when incurred.  Major replacements and betterments are capitalized.  The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

    The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable.  In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets.  An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends

    It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense

    It is the Company's policy to expense advertising expenditures as they are incurred.  The Company's advertising expenses for the years ending July 3, 2011, and June 27, 2010, were $959,043 and $849,095, respectively.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method) or market.  Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes

    Deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities

    All of the Company's readily marketable debt and equity securities are classified as available-for-sale.  Accordingly, these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized.  Realized gains or losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share

    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,147,117, and 5,141,102, for fiscal years 2011 and 2010, respectively.

Comprehensive Earnings

    A consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for each of the two years in the period ended July 3, 2011.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers money market funds, certificates of deposits, and repurchase agreements with original maturities of three months or less to be cash equivalents.  The Company maintains cash accounts which may exceed federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities

    Other current liabilities include prize fund monies held by the Company for bowling leagues.  The funds are returned to the leagues at the end of the league bowling season.  At July 3, 2011 and June 27, 2010 other current liabilities included $289,718 and $283,344, respectively, in prize fund monies.

Reclassifications

     Certain previous year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards

     In June 2011, the Financial Accounting Standards Board (FASB) issued guidance in the form of an amendment that requires all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.  This amendment is effective for fiscal years and interim periods beginning after December 15, 2011.  Management does not believe this will have a material effect on its financial statements as currently two consecutive separate statements are presented.

     In May 2011, the FASB issued guidance in the form of an amendment, which is intended to improve comparability of fair value measurements presented and disclosed in financial statements.  This amendment is effective for fiscal years and interim periods beginning after December 15, 2011.  The amendment increases disclosure related to the measurement of non-financial assets at fair value.  Management does not believe this will have a material impact on the financial statements.

2.  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consisted of the following:

	July 3,	June 27,
	2011	2010
Demand deposits and cash on hand	$1,600,965	$1,486,403
Money market funds	760,881	755,671
Repurchase agreements	-	337,413
	$2,361,846	$2,579,487

     The Company’s overnight repurchase agreements have restrictions that allow for the funds to be invested only in government backed securities.  The account balances at times exceed federally insured limits.  The Company does not believe this poses any significant risk.

3.  INVESTMENTS

    The Company’s marketable securities are categorized as available-for-sale securities.  The cost for marketable securities was determined using the specific identification method.  The fair values of marketable securities are based on the quoted market price for those securities.  Short-term investments consist of certificates of deposits with maturities of generally three months to one year.  At July 3, 2011, the fair value of short-term investments was $6,297,822.  At June 27, 2010, the fair value of short-term investments was $7,136,584.  Non-current investments are marketable securities which primarily consist of telecommunications stocks and a mutual fund that invests in mortgage backed securities.  Unrealized gains and losses are reported as a component of accumulated other comprehensive earnings in Stockholders’ Equity.

    As of July 3, 2011, the Company had $163,019 of gross unrealized gains from its investments in federal agency mortgage backed securities which had a fair value of $3,302,418.  As of June 27, 2010, $181,718 in gross unrealized gains were from its investments in federal agency mortgage backed securities which had a fair value of $3,144,796.  The Company’s investments were was follows:

	Original Cost	Unrealized Gain	Unrealized Loss	Fair Value
July 3, 2011
Equity securities	$710,799	$3,528,860	$(3,745)	$4,235,914
Mutual fund	3,139,399	163,019	-	3,302,418
Certificates of deposits	6,297,822	-	-	6,297,822

June 27, 2010
Equity securities	$710,799	$2,613,973	$(2,683)	$3,322,089
Mutual fund	2,963,078	181,718	-	3,144,796
Certificates of deposits and U. S. Treasury securities	7,136,584	-	-	7,136,584

    During fiscal 2011 and fiscal 2010, the Company had certain equity securities with cumulative unrealized losses of $3,745 and $2,683 respectively.  Management believes the unrealized losses are temporary and the Company has the ability and intent to hold these securities long enough to recover its investment.

July 3, 2011	Less than 12months		12months or greater		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Equity securities	$3,444	$(1,571)	$3,671	$(2,174)	$7,115	$(3,745)

June 27, 2010	Less than 12months		12months or greater		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Equity securities	$-	$-	$2,332	$(2,683)	$2,332	$(2,683)

    The equity securities portfolio includes the following telecommunications stocks:

82,112	shares of AT&T
4,398	shares of CenturyLink
354	shares of Fairpoint Communications
4,508	shares of Frontier Communications
939	shares of SuperMedia
475	shares of LSI
40,000	shares of Sprint Nextel
18,784	shares of Verizon
11,865	shares of Vodafone
4,079	shares of Windstream

    There were no sales or exchanges of holdings in the years ended July 3, 2011 and June 27, 2010 other than the exchange of the Company’s shares of Qwest for shares of CenturyLink as a result of the merger on April 1, 2011.  In fiscal 2010 there was an exchange of Embarq for shares of CenturyLink as a result of the merger of those companies in July 2009.

    As stated in Note 1, the Company records its readily marketable debt and equity securities at fair value.  These assets are valued in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

    Level 1.  Observable inputs such as quoted prices in active markets for identical assets or liabilities;
    Level 2.  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
    Level 3.  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value of these assets as of July 3, 2011 is as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	July 3, 2011	July 3, 2011

Equity securities	$4,235,914	$-	$-	$913,824	$3,525,114
Mutual fund	3,302,418	-	-	(18,699)	163,019
Certificates of deposits	-	6,297,822	-	-	-
TOTAL	$7,538,332	$6,297,822	-	$895,125	$3,688,133

The fair value of these assets as of June 27, 2010 was as follows:

	Quoted	Significant		Unrealized	Cumulative
	Price for	Other	Significant	gains/(losses)	Unrealized
	Identical	Observable	Unobservable	for the	gains/(losses)
	Assets	Inputs	Inputs	Year Ended	as of
Description	(Level 1)	(Level 2)	(Level 3)	June 27, 2010	June 27, 2010

Equity securities	$3,322,089	$-	$-	$36,429	$2,611,290
Mutual fund	3,144,796	-	-	101,494	181,718
Certificates of deposits	-	7,136,584	-	-	-
TOTAL	$6,466,885	$7,136,584	-	$137,923	$2,793,008

    The fair value of certificates of deposits is estimated using net present value techniques and comparing the values to certificates with similar terms.

4.  LAND, BUILDINGS, AND EQUIPMENT

    Land, buildings, and equipment, as cost, consisted of the following:

	July 3,	June 27,
	2011	2010

Buildings	$17,908,793	$17,541,393
Leasehold and building improvements	7,817,752	7,561,489
Bowling lanes and equipment	22,796,335	22,625,259
Land	10,590,450	10,590,450
Amusement games	821,819	848,640
Bowling lanes and equipment not yet in use	216,545	154,343
	60,151,694	59,321,574
Less accumulated depreciation and amortization	37,570,380	36,345,796
	$22,581,314	$22,975,778

    Depreciation and amortization expense for buildings and equipment for fiscal years 2011 and 2010 was $1,549,166, and $1,687,150, respectively.  The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project.  Bowling lanes and equipment not yet in use are not depreciated.

5.  COMMITMENTS AND CONTINGENCIES

Lease Commitments

    The Company and its subsidiaries are obligated under long-term real estate lease agreements for two bowling centers.  Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance.

    At July 3, 2011, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

Year Ending
2012	$288,000
2013	288,000
2014	280,667
2015	16,667
Total minimum lease payments	$873,334

    Net rent expense was as follows:

	For the Years Ended
	July 3, 2011	June 27, 2010

Minimum rent under operating leases	$288,000	$287,067
Excess percentage rents	767	3,675
	$288,767	$290,742

Purchase Commitments

    The Company's purchase commitments at July 3, 2011 are for materials, supplies, services and equipment as part of the normal course of business.

6.  PROFIT-SHARING AND ESOP PLAN

    The Company has two defined contribution plans.  The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service.  The Plan provides for Company contributions as determined by the Board of Directors.  For the years ended July 3, 2011 and June 27, 2010, contributions in the amount of $50,000 and $75,000, respectively, were charged to operating expense.

    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year.  The Plan provides for Company contributions as determined by the Board of Directors.  For fiscal years 2011 and 2010, the Company contributed Bowl America common stock to the Plan, 4,500 shares valued at $55,620, and 6,000 shares valued at $78,240, respectively, based on the market price on the date of contribution.

    The Company has no defined benefit plan or other post retirement plan.

7.  INCOME TAXES

    The Company is required to analyze all material positions it has taken or plan to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities.  If the position taken is “more-likely-than-not” to be sustained by the  taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer’s financial statements.

    The Company had no material unrecognized tax benefits at July 3, 2011 nor does it expect any significant change in that status during the next twelve months.  No accrued interest or penalties on uncertain tax positions have been included on the consolidated statements of earnings and comprehensive earnings or the consolidated balance sheet.  Should the Company adopt tax positions for which it would be appropriate to accrue interest and penalties, such costs would be reflected in the tax expense for the period in which such costs accrued.  The Company is subject to U.S. Federal income tax and to several state jurisdictions.  Returns filed for tax periods ending after July 1, 2007 are still open to examination by those relevant taxing authorities.

    The significant components of the Company's deferred tax assets and liabilities were as follows:

	July 3,	June 27,
	2011	2010
Deferred tax:
Land, buildings, and equipment	$1,169,898	$1,093,463
Unrealized gain on available-for-sale securities	1,405,218	1,064,136
Prepaid expenses and other	(20,097)	(26,873)
Deferred tax liabilities	$2,555,019	$2,130,726

    Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

	For the Years Ended
	2011	2010
Taxes computed at statutory rate	34.0%	34.0%
State income taxes, net of Federal income tax benefit	3.7	3.2
Dividends received exclusion	(3.3)	(1.9)
All other net	-	-
	34.4%	35.3%

8.  STOCKHOLDERS' EQUITY

The Class A shares have one vote per share voting power.  The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

At July 3, 2011, and June 27, 2010, the Company had $39,093 in employee loans related to the issuance of shares.  These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 3 1/2% to 5% and are payable over a term of three years from the date of the agreements which range from 2010 to 2011. These employee loans have been recorded as a reduction of additional paid-in capital.

9. DEFERRED COMPENSATION

Deferred compensation payable was a total of $49,021 at July 3, 2011, and $52,754 at June 27, 2010.  The current portion of these amounts is $5,320 at July 3, 2011, and $5,079 at June 27, 2010, and is included in accrued expenses.

Aronson LLC
805 King Farm Boulevard
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

We have audited the accompanying Consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries as of July 3, 2011 and June 27, 2010, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders' Equity and Cash Flows for the years then ended.  Bowl America Incorporated and Subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowl America Incorporated and Subsidiaries as of July 3, 2011 and June 27, 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Aronson LLC

Aronson LLC
Rockville, Maryland
September 28, 2011

Metropolitan Washington	Lanes
Bowl America Bull Run	32
Bowl America Burke	34
Bowl America Chantilly	40
Bowl America Dranesville	48
Bowl America Fairfax	40
Bowl America Falls Church	48
Bowl America Gaithersburg	48
Bowl America Manassas	44
Bowl America Shirley	40
Bowl America Woodbridge	40

Metropolitan Baltimore	Lanes
Bowl America Glen Burnie	48

Richmond	Lanes
Bowl America Eastern Richmond	36
Bowl America Midlothian	52
Bowl America Short Pump	40
Bowl America Southwest	40

Jacksonville	Lanes
Bowl America Mandarin	32
Bowl America Orange Park	32
Bowl America Southside	32

Orlando	Lanes
Bowl America Winter Park	30

directors

Arthur H. Bill
Retired Attorney

Warren T. Braham
Retired Attorney

Cheryl A. Dragoo
Controller
Senior Vice President &
Chief Financial Officer
Bowl America Inc.

Merle Fabian
Retired Librarian

Leslie H. Goldberg
President &
Chief Executive Officer
Bowl America Inc.

Stanley H. Katzman
Retired Senior Computer Specialist
National Institutes of Health

Ruth E. Macklin
Retired Educator

Allan L. Sher
Retired Senior Executive of
Securities Brokerage Industry

officers

Leslie H. Goldberg
President & Chief Executive Officer

Ruth E. Macklin
Senior Vice President
Secretary & Treasurer

Cheryl A. Dragoo
Senior Vice President, Assistant Treasurer
& Chief Financial Officer

Michael T. Dick
Assistant Secretary

directory

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Auditors
Aronson & Company

Corporate Offices
6446 Edsall Road
Alexandria, VA 22312
703/941-6300

Mailing Address
Post Office Box 1288
Springfield, VA 22151

Counsel
Foley & Lardner LLP

Symbol
AMEX
BWL A

Web site
www.bowlamericainc.com